

May 16, 2012

Via E-mail
Mr. Christopher L. Winfrey
Executive Vice President and
Chief Financial Officer
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, MO 63131

> **Re: Charter Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-33664**

Dear Mr. Winfrey:

We have reviewed your supplemental response letter dated May 14, 2012 as well as your filing and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 2. Summary of Significant Accounting Policies, page F-8

Segments, page F-12

1. We note your response to prior comment 3 from our letter of April 30, 2012. We note your reply that adjusted EBITDA growth in your geographic operating segments ranged from 0 to 6%. It appears that adjusted EBITDA is the measure reported to your chief operating decision maker for purposes of making decisions about allocating resources to the operating segments and assessing their performance. Please tell us in detail how you

determined that your operating segments have similar economic characteristics pursuant to the aggregation criteria under ASC 280-10-50-11. In this regard, tell us and explain what the differences were in your adjusted EBITDA year-end results among your geographic operating segments for fiscal years ending in 2011 and 2010.

2. We also note your response that at least one geographic area contributes up to 12% of total company revenue. In this regard, please provide us with your analysis outlining your determination that none of your operating segments met the quantitative thresholds under ASC 280-10-50-12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director